Babbily Inc



ANNUAL REPORT

1008 Interstate 25

Castle Rock, CO 80104

(303) 335-9686

https://babbily.com

This Annual Report is dated April 29, 2025.

BUSINESS

Business Overview

Babbily is an AI platform focused on making artificial intelligence more accessible and user-friendly. The platform integrates leading AI models, including ChatGPT, Google Gemini, and Claude, into a single, easy-to-use subscription service, allowing users to seamlessly access various AI tools without managing separate accounts or fees. Babbily's platform is designed to support individual consumers (B2C) as well as business users (B2B), with over 300 paying subscribers and more than 11,000 trial sign-ups. The Company plans to continue developing features that enhance usability and accessibility for developers, business professionals, and technology enthusiasts.

Business Model

Babbily operates on a subscription-based model, providing users with access to a range of AI tools through a single platform. This model is structured to support both individual and enterprise users, with B2B clients receiving additional team collaboration and workspace features. Babbily has entered into agreements that will contribute approximately $14,000 in monthly revenue starting January 2025*, positioning the Company to grow its presence in the business market. Babbily plans to introduce a limited-access free plan that allows up to five AI generations per day, which will broaden user accessibility.

Corporate Structure

Babbily operates independently without a parent or subsidiary structure.

Intellectual Property

Babbily utilizes licensed APis from providers, including, but not limited to ChatGPT, Google Gemini, and Claude, and develops proprietary integrations that enhance the functionality of its unified AI platform. As Babbily expands, it plans to protect its unique features and functionalities through intellectual property protections where applicable.

Babbily was originally founded as Babbily LLC in Colorado on August 15, 2023, and later converted October 24, 2024, to a Delaware C Corporation under the name Babbily Inc. Since its founding, it has grown its user base and continues to add new features and services that make AI accessible and easy to use.

Please note this is a future projection at this time and is subject to change. Please refer to the Risk Factors section of our Form C where we discuss forward-looking statements and this legend below.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 12,000,000

Use of proceeds: N/A

Date: October 28, 2024

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:

Current Business and Revenue Status:

Babbily began development in August 2023 and launched publicly in mid-March 2024. Since launching, the Company has generated approximately $13,707 in total revenue as of December 31, 2023. While this demonstrates initial market traction, the Company remains in an early growth phase and is not yet profitable. Our business model is currently transitioning to a freemium structure, which we anticipate will impact revenue dynamics as we introduce a free plan alongside our existing paid plan.

The Company's current funding provides sufficient runway to sustain operations for approximately two years, even if no additional revenue is generated during this period. We are actively working on enhancing our financial performance through cost optimization, including reducing ad and affiliate spend, and focusing on this capital raise to support our growth strategy.

We still have a 2 year runway and have reduced our dev costs despite increasing output by 25%.

Foreseeable major expenses based on projections:

Babbily's Major Projected Expenses:

Babbily's key expenses are structured to support its growth and operational priorities:

Development:

Essential for advancing our product roadmap, adapting to new capabilities offered by API providers, and enhancing our platform's features.

Current variable costs for development include support from AirDev, which averages approximately $3,000–$5,000 per month.

Marketing and Advertising: No changes, however that same dev cost gets us more out put (reduced our dev team fee from $100/hr to $75/hr. Did this by switching dev agencies.

A critical component of our strategy to drive user acquisition, lower customer acquisition costs, and increase brand visibility.

Current advertising spend is variable, averaging around $1,000 per month.

Employment:

Salaries for full-time employees, especially in development and operations, are key to sustaining growth and driving innovation.

Office Space:

Moved to remote; no longer have ofice space expense.

Current Fixed and Variable Recurring Costs:

Fixed costs total under $500 per month and include:

- Google Workspace (email and storage)

- Bubble.io (our primary infrastructure)

- WordPress

- GoDaddy Hosting

Variable costs, all on month-to-month contracts, include:

- Development support from AirDev: $3,000–$5,000 per month

- Klaviyo (email services): Approximately $200 per month

- Stripe (transactional fees): Variable based on revenue

- Advertising spend: Approximately $1,000 per month but flexible based on current strategy

This detailed breakdown of our expenses demonstrates a lean operating model with flexibility in variable costs to adjust spending as needed. Our focus remains on efficient resource allocation to support our growth while maintaining financial discipline.

Future operational challenges:

We no longer face the operational challenge of pushing updates, as our new team has increased our output significantly. That has actually became a new strength. However, we plan on increasing our ad spend in the next 60 days to accelerate growth significantly and increase revenue.

Future challenges related to capital resources:

Our capital needs are directly tied to our growth strategy. The Company is currently utilizing funds from its pre-seed round, and additional capital will be required to accelerate growth initiatives. With a successful raise, we expect a minimum of two years of runway, allowing us to execute on key growth and development plans.

Future milestones and events:

Babbily has identified several upcoming milestones and strategic initiatives that will significantly impact the Company's financial and operational performance:

1. User Acquisition Targets - Milestones include reaching 500, 1,000 users, and achieving profitability at 3,103 users. Launching targeted advertising will be critical to reaching these goals, with an estimated cost of acquisition of $7 or less per user.

2. Mobile App Launch - Launching our iOS and Android apps, which will unlock app-based advertising channels, will increase user engagement and improve acquisition rates.

3. Freemium Model Transition - Now launched. To reduce entry barriers, we plan to introduce a freemium model. This transition is expected to increase the free-to-paid user conversion rate, enhance customer lifetime value (CLV), and reduce churn.

4. Enterprise Platform - Now launched. Our planned enterprise solution will allow us to onboard B2B clients, opening new revenue streams and diversifying our user base.

These milestones and initiatives are anticipated to drive growth, helping Babbily scale rapidly and enhance financial sustainability.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $557.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Chris Crawford

Chris Crawford's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director, Principal Accounting Officer

Dates of Service: August, 2023 - Present

Responsibilities: As the CEO of Babbily, I lead a team dedicated to revolutionizing the way we interact with artificial intelligence. Our mission is to democratize AI by making it accessible, simple, and efficient for everyone. At Babbily, we offer a unique, unified experience by integrating top-tier AI models such as ChatGPT, Google Gemini, and Claude into a seamless platform. We eliminate the need for multiple subscriptions and fees, providing unlimited access to the world's most powerful AI models with just a single subscription. Whether you are a developer, a business professional, or an enthusiast, our platform is designed to meet your AI needs without the usual complexities. Join us at Babbily and experience the future of AI technology today. Salary: $150,000/year Equity Compensation: Principal Security Holder with 8,400,000 shares of Common Stock

Other business experience in the past three years:

Employer: AdToro

Title: CEO

Dates of Service: February, 2020 - December, 2024

Responsibilities: As the former CEO of AdToro, I led a dynamic and innovative full-service digital marketing agency dedicated to transforming the online presence of businesses across various industries. At AdToro, we blended creativity, strategy, and technology to deliver comprehensive digital marketing solutions that drove measurable results. Our services encompassed everything from SEO and content marketing to social media management, PPC campaigns, and web design. We prided ourselves on our ability to tailor our strategies to meet the unique needs of each client, ensuring maximum ROI and brand growth. With a team of seasoned professionals and cutting-edge tools, AdToro was a trusted partner in navigating the complex digital landscape and achieving our clients' marketing goals.

Name: Tyler Hall

Tyler Hall's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO and Director

Dates of Service: August, 2023 - Present

Responsibilities: As the Chief Operating Officer (COO) at Babbily, I am entrusted with overseeing the daily operations and ensuring that our strategic objectives are met with efficiency and precision. I coordinate across multiple teams including engineering, product management, human resources, and finance to harmonize our efforts in pursuing Babbily's mission. My role demands I implement and refine processes that drive operational excellence and foster a collaborative and high-performance culture. I work intimately with the CEO and other executive leaders to develop and execute business strategies, operational policies, and performance metrics that sustain and scale our growth. Additionally, I identify and mitigate operational risks, champion best practices, and nurture an environment conducive to innovation and continuous improvement. Ultimately, my goal is to help translate our visionary goals into actionable plans, ensuring every team and individual is aligned and empowered to achieve our shared mission and corporate goals. Salary: $70,000/year Equity Compensation: Principal security holder with 3,600,000 shares of Common Stock

Other business experience in the past three years:

Employer: AdToro

Title: Head of Digital Strategy

Dates of Service: February, 2020 - December, 2024

Responsibilities: Tyler was in charge of developing, planning, and executing the digital strategy for our clients. He managed the digital marketing strategy including SEO, SEM, social media marketing, email marketing, display advertising, and display retargeting.

Name: Dena Maney

Dena Maney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Customer Officer

Dates of Service: August, 2023 - Present

Responsibilities: I manage and run our customer success process from our support team to onboarding. Salary: $70,000/year Equity Compensation: None reported Primary Company Commitment: Babbily, dedicating 40 hours per week.

Other business experience in the past three years:

Employer: AdToro

Title: Digital Content Director

Dates of Service: January, 2023 - December, 2024

Responsibilities: As the Digital Content Director at AdToro, I'm responsible for overseeing the client-facing graphic design team and content writing team, and ensuring the development and execution of high-quality digital content across various channels. I'm responsible for developing and executing digital content strategies that align with AdToro's brand and meet client needs. I am also responsible for ensuring that the team delivers high-quality, engaging content that meets client objectives, and provides a positive user experience.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Units

Stockholder Name: Chris Crawford

Amount and nature of Beneficial ownership: 8,400,000

Percent of class: 70.0

Title of class: Common Units

Stockholder Name: Tyler Hall

Amount and nature of Beneficial ownership: 3,600,000

Percent of class: 30.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Units.

Common Units

The amount of security authorized is 25,000,000 with a total of 12,000,000 outstanding.

Voting Rights

One vote per share. Please review the voting rights of securities sold in this offering which contain a voting proxy below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights As a minority holder of common stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits Babbily Limited Liability Company was formed on 08/2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Babbily Limited Liability Company has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including third-party APIs. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Competitive Landscape The artificial intelligence industry is highly competitive, with numerous established players like ChatGPT, Google, and other AI providers who can independently attract similar customer bases. Babbily may face significant challenges from these companies in terms of technological advancements, marketing reach, and financial resources, which could impact its ability to attract and retain users. Reliance on Third-Party APIs Babbily's platform is built on licensed integrations with third-party AI models, including ChatGPT, Google Gemini, and Claude. Any changes in licensing terms, availability, or functionality from these third parties could disrupt Babbily's service offerings, affecting its user experience and revenue potential. Additionally, reliance on third-party providers may limit Babbily's control over its technology and pricing model. Rapidly Evolving Technology The AI industry is characterized by rapid technological changes and innovations. Babbily may struggle to keep pace with these developments or might need to make substantial investments to stay competitive. Failure to adapt quickly could result in the platform becoming outdated, impacting user engagement and market competitiveness. Early-Stage Business Model Risks As an early-stage company, Babbily's subscription-based revenue model has not been proven on a larger scale. Unforeseen challenges in scaling the business, such as acquiring new users at a sustainable cost or converting

free users into paying subscribers, could hinder revenue growth and profitability. The Company's plans to expand its B2B segment and offer new services involve risks, as their success and market reception remain uncertain. Regulatory and Data Privacy Risks Babbily operates in an environment subject to increasing regulation around data privacy and AI use. Compliance with laws such as GDPR or other future regulations may increase operational costs or require modifications to Babbily's platform. Non-compliance with these regulations could lead to penalties or loss of user trust, which would impact Babbily's reputation and financial performance. Dependence on Continued Funding Babbily may require additional financing to support growth initiatives, product development, and marketing efforts. If the Company cannot secure future funding, it may be forced to reduce its expansion plans, which could impact its competitive positioning and future revenue potential. Additionally, any future financings could dilute existing shareholders, which may affect investment value. Economic and Market Conditions Economic downturns or shifts in market conditions could impact Babbily's growth, especially as budgets for technology services and new subscriptions may shrink. The AI sector's demand could fluctuate with broader economic trends, impacting Babbily's ability to attract new users or retain existing ones in the face of cost pressures. User Data Security Risks Babbily collects and processes user data, and any breach or security failure could lead to reputational harm, legal consequences, and potential loss of users. Protecting sensitive information in an industry focused on data-driven technology is critical, and any perceived or actual weaknesses in data security could diminish user trust. Product Development Delays Babbily's growth depends in part on its ability to introduce new features and functionality, including an upcoming mobile app and advanced voice capabilities. Any delays or technical issues in releasing these new offerings could negatively affect user experience, market perception, and the Company's overall growth trajectory.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2025.

Babbily Inc

By /s/ *Chris Crawford*

      Name: <u>Babbily Inc</u>

      Title: CEO, Director, Principal Accounting Officer

Exhibit A

FINANCIAL STATEMENTS



Babbily, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

For Years Ended December 31, 2024 and December 31, 2023

TABLE OF CONTENTS



www.rnbcapitalcpas.com
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Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Babbily, Inc. Management

We have reviewed the accompanying financial statements of Babbily, Inc. (the Company) which comprise the statement of financial position as of December 31, 2024 and December 31, 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

Emphasis of Matter Regarding a Predecessor Entity:
Babbily, Inc. was incorporated on October 24, 2024 in the State of Colorado. Babbily, Inc. will serve as the successor company for its predecessor Babbily Limited Liability Company. Babbily, Inc. will conduct a regulation crowdfunding campaign in 2025.

RNB Capital LLC

Tamarac, FL 33321
April 21, 2025

<p style="text-align:center">BABBILY, INC.
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)</p>

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	557	70
Total Current Assets		557	70
Non-Current Assets:			
Intangible Assets - net	$	2,348	-
Total Non-Current Assets		2,348	-
TOTAL ASSETS		2,904	70
LIABILITIES AND EQUITY			
Non-Current Liabilities:			
Note Payable - Related Party	$	29,753	-
Total Non-Current Liabilities		29,753	-
TOTAL LIABILITIES		29,753	-
EQUITY			
Common Stock	$	120	-
Additional Paid-in Capital		76,803	70
Accumulated Deficit		(103,772)	-
TOTAL EQUITY		(26,849)	70
TOTAL LIABILITIES AND EQUITY	$	2,904	70

<p style="text-align:center">See Accompanying Notes to these Unaudited Financial Statements</p>

		Year Ended December 31,	
		2024	**2023**
Revenues			
Revenue	$	14,887	-
Cost of Goods Sold		2,750	-
Gross Profit		12,137	-
Operating Expenses			
Advertising and Marketing	$	47,108	-
Professional Fees		3,111	-
General and Administrative		65,244	-
Amortization Expense		446	-
Total Operating Expenses		**115,909**	-
Total Loss from Operations		(103,772)	-
Net Income (Loss)	$	(103,772)	-
Earnings Before Income Taxes, Depreciation, and Amortization		(103,326)	-
Net Income (Loss)	$	(103,772)	-

See Accompanying Notes to these Unaudited Financial Statements

BABBILY, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Shareholders'		Retained Earnings	Total Shareholder's
	# of Shares	$ Amount	Contribution/Distribution	APIC	(Deficit)	Equity
Beginning balance at 8/15/23	-	-	-	-	-	-
Member Contribution	-	-	70	-	-	70
Ending balance at 12/31/23	-	-	70	-	-	70
Net Member's Capital & Retained Earnings before conversion	-	-	70	-	-	70
Conversion of LLC to Corporation	-	-	(70)	70	-	-
Net Member's Capital & Retained Earnings after conversion	-	-	-	70	-	70
Issuance of Common Stock	12,000,000	120	-	-	-	120
Additional Paid in Capital				76,733		76,733
Net income (loss)	-	-	-	-	(103,772)	(103,772)
Ending balance at 12/31/24	12,000,000	120	-	76,873	(103,772)	(26,849)

See Accompanying Notes to these Unaudited Financial Statements

BABBILY, INC.
STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(103,772)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Amortization Expense		446	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		446	-
Net Cash provided by (used in) Operating Activities		(103,326)	-
INVESTING ACTIVITIES			
Intangible Assets - net	$	(2,794)	-
Net Cash provided by (used in) Investing Activities		(2,794)	-
FINANCING ACTIVITIES			
Note Payable - Related Party	$	29,753	-
Common Stock		120	-
Additional Paid-in Capital		76,733	-
Net Cash provided by (used in) Financing Activities		106,606	-
Cash at the beginning of period		-	-
Net Cash increase (decrease) for period		487	-
Cash at end of period		487	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Babbily, Inc. was incorporated on October 24, 2024, in Delaware and is headquartered in Castle Rock, Colorado. The Company is authorized to operate in the state of Colorado.

The Company specializes in providing seamless access to the world's leading AI models by integrating advanced technologies such as ChatGPT, Google Gemini, and Claude into a single platform. This integration removes the need for users, both individual and organizational, to manage multiple subscriptions, providing a streamlined experience for leveraging advanced AI. By delivering a cost-effective means of accessing premium AI tools, Babbily facilitates enhanced productivity, creativity, and innovation.

Babbily, Inc.'s mission is to democratize artificial intelligence by providing accessible and user-friendly solutions for developers, businesses, and individual consumers. The Company's primary revenue generation model is based on subscriptions targeting customers within the United States. Subscribers benefit from unlimited access to a diverse range of AI technologies at a cost-effective rate compared to individual model subscriptions.

Statutory Conversion: Babbily, Inc. is the successor entity to Babbily Limited Liability Company, a Colorado-based LLC established on August 15, 2023, to manage the Company's initial business operations. As part of a strategic restructuring aimed at facilitating growth and attracting investment, the organization underwent a statutory conversion from a Colorado LLC to a Delaware corporation. This conversion was completed on October 24, 2024, pursuant to Section 265 of the Delaware General Corporation Law.

This restructuring initiative was undertaken to optimize operational efficiency, strengthen corporate governance frameworks, and provide stakeholders with a more transparent financial perspective. As Babbily, Inc., the Company is now better positioned to realize its mission of democratizing AI through the delivery of an innovative and unified platform to its expanding user base.

To raise operating capital, the Company will conduct a crowdfunding campaign under Regulation CF in 2025.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2024, the Company had no off-balance sheet concentrations of credit risk, including forward exchange contracts, option contracts, or other foreign currency hedging arrangements.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses, and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $557 in cash and cash equivalents as of December 31, 2024.

Intangible Assets

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of their developed website and trademark costs.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Trademark and website costs are amortized on a straight-line basis over its estimated useful life which is determined to be five (5) years.

Property Type	Useful Life in Years	As of Dec 31, 2024
Trademark	5	1,174
Website	5	1,620
Accumulated Amortization		(446)
Total Intangible Assets, Net		**2,348**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company, continuing the same line of operations as its predecessor, generates revenue through monthly or annual subscriptions to its AI platform. Payments are typically collected at the start of the subscription or at the time of service. The Company's primary performance obligation is to maintain an acceptable level of software uptime throughout the subscription term, which ranges from one to twelve (12) months.

Revenue will be recognized over the duration of the subscription period as the Company satisfies its performance obligations. When customers prepay for services, subscriptions are activated immediately, and the Company begins delivering services in real-time. Where applicable, the Company will recognize a liability for expected returns and record a corresponding asset (with an adjustment to cost of sales) representing its right to recover products or services from customers in settlement of refund obligations.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of software expenses, startup costs, utilities, website maintenance and hosting, and charitable contributions.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into a loan agreement for $29,753 AdToro LLC which is also owned by Christopher Crawford, CEO and co-founder and Tyler Hall, COO and co-founder, established through a Funding Use and Repayment Agreement. See Note 5

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

On January 1, 2024, the Company entered into a Funding Use and Repayment Agreement with AdToro LLC, which is also owned by Christopher Crawford, CEO and co-founder and Tyler Hall, COO and co-founder. The Company can borrow up to $250,000. The agreement stipulates a flat interest fee of $10,000, with repayment to commence in January 2025 at a minimum of $2,000 per month, and full repayment due by December 31, 2026. As of December 31, 2024, the total borrowed was $29,753. See Note 3.

NOTE 6 – EQUITY

The Company has authorized 25,000,000 shares of common stock with a par value of $0.00001 per share. 12,000,000 shares were issued and outstanding as of December 31, 2024.

Voting: Common stockholders are entitled to one (1) vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 21, 2025, the date these financial statements were available to be issued.

As of March 31, 2025, the loan of $29,753 due to AdToro, LLC was paid off.

CERTIFICATION

I, Chris Crawford, Principal Executive Officer of Babbily Inc, hereby certify that the financial statements of Babbily Inc included in this Report are true and complete in all material respects.

Chris Crawford

CEO, Director, Principal Accounting Officer